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Description: The article highlights Dove Cameron joining with star RJ Mitte in the upcoming film Isaac.

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Dove Cameron Joins 'Breaking Bad's RJ Mitte In 'Issac'

By Amanda N'Duka

February 26, 2020 5:33pm

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Dove Cameron, from Disney Channel's *Liv and Maddie* and the *Descendants* movies, will co-star opposite RJ Mitte (*Breaking Bad*) in *Issac*, a psychological thriller which is currently shooting in Los Angeles. Josh Webber is at the helm, directing from a script he co-wrote with Christopher Neil.

The Webber Studios pic follows Issac (Mitte), who meets a friendly waitress Cassi (Cameron) one night at a diner. The pair set out to commit a revenge murder together in the name of love.

Webber, Mitte, Mailene Webber, Robert Robinson, and Mike Blevins are producing the indie with executive producers Mario Azevedo, Hans Gerst, and Mike Muntaser.

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